ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

RECEIVED
2008 AUG 28 P 1:43

082-03827

PTTEP No. 150 / 310 /2008

Finance Department
Tel. 0-2537-4342

[redacted]

August 8, 2008

08004608

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Registration of Change in Paid-Up Capital

SUPPL

Dear Sir,

PTT Exploration and Production Public Company Limited recently submitted a registration application for change in its registered paid-up capital, and the Registrar of Public Limited Company, Department of Business Development, Ministry of Commerce, duly registered such change in paid-up capital of the Company on August 7, 2008. Details are as follows:

1. The Company's paid-up capital now totals Baht 3,306,773,200 (Three thousand three hundred and six million and seven hundred seventy three thousand and two hundred Baht)

2. The Company's issued and paid-up shares are 3,306,773,200 (Three thousand three hundred and six million and seven hundred seventy three thousand and two hundred shares), which are categorized as follows:

Ordinary Shares :	3,306,773,200	(Three thousand three hundred and six million and seven hundred seventy three thousand and two hundred shares)
Preferred Shares :	-	(-)

Yours sincerely,

PROCESSED
SEP 02 2008
THOMSON REUTERS

(Theerasak Tancharoenlarp)
Corporate Secretary

8/29

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 20.910/ 112 /2008

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

July 31, 2008

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject:	Reviewed Financial Statements, Management's Discussion and Analysis for the second quarter 2008
Reference:	Letter PTTEP No. 20.910/ 106 / 2008, dated July 25, 2008.
Attachment:	1. Reviewed Financial Statements of PTT Exploration and Production Public Company Limited and Subsidiaries for the period of three months and six months ended June 30, 2008 and 2007, including English translations, all of which have been reviewed by the Auditor
	2. Management's Discussion and Analysis for the second quarter 2008

PTT Exploration and Production Public Company Limited, or PTTEP, would like to submit the Reviewed Financial Statements of PTTEP and Subsidiaries for the period of three months and six months ended June 30, 2008 and 2007, and Management's Discussion and Analysis for the second quarter 2008 as per attachments 1 and 2. These attached financial statements have already been reviewed by the Office of the Auditor General of Thailand, and the Audit Committee on the basis that information is accurately represented and sufficient for investors.

PTTEP wishes to announce that the operating results presented in the Reviewed Financial Statements, for the period of three months and six months ended June 30, 2008, are the same as those presented in PTTEP's announcement on the subject of the Unreviewed Financial Statements, and Analysis of Operating Results for the second quarter 2008, dated July 25, 2008.

Yours sincerely,

Anon Sirisaengtaksin
Chief Executive Officer

AUDITOR'S REPORT AND FINANCIAL STATEMENTS

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

AND SUBSIDIARIES

FOR THE PERIODS OF THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2008

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIODS OF THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2008 and 2007

(UNAUDITED/REVIEWED)

AND FOR THE YEAR ENDED DECEMBER 31, 2007 (AUDITED)

(UNIT: MILLION BAHT, EXCEPT AS NOTED)

1. General Information

1.1 Purpose of the Interim Financial Statements

These interim financial statements are intended to provide additional information other than that included in the latest annual financial statements. Accordingly, the interim financial statements focus on reporting of new activities, events and circumstances so as not to duplicate information previously reported. These interim financial statements should therefore be read in conjunction with the latest annual financial statements.

1.2 Preparation of the Interim Financial Statements

These interim financial statements are prepared in accordance with the Accounting Standard No. 41 "Interim Financial Statements". The Company presents line items in the balance sheets, statement of income, statement of changes in shareholders' equity, and statement of cash flows, as in the annual financial statements and discloses only significant information in the notes to financial statements.

1.3 Preparation Basis for the Consolidated Financial Statements

The consolidated and the Company financial statements have been prepared in accordance with accounting principles generally accepted in Thailand under the Accounting Act B.E. 2543 and the interpretations and accounting guidance announced by the Federation of Accounting Profession, as well as the financial reporting requirements of the Securities and Exchange Commission under the Securities and Exchange Act. B.E. 2535.

The Group has adopted the International Accounting Standards (IAS) No. 12 "Income Taxes" and IAS No. 19 "Employee Benefits" which have not been addressed by Thai Accounting Standard yet.

The consolidated and the Company financial statements including the valuation of all financial items have been prepared under the historical cost convention except as disclosed in the accounting policies.

The preparation of financial statements in accordance with accounting principles generally accepted in Thailand requires use of estimates and assumptions that affect the assets, liabilities, revenues and expenses reported in the financial statements. While the Group uses its estimates and judgments based on management's experience and other information available, actual results could differ from these estimates as future confirming events occur. In addition, the management's estimates and assumptions used in the preparation of the Group's financial statements are mainly for the estimation of petroleum reserves, the provision for employee benefits, and the provision for decommissioning costs.

1.4 Summary of Significant Accounting Policies

These financial statements are prepared in accordance with generally accepted accounting principles in Thailand. For preparing of the interim financial statements, the Company applies the same accounting policies and methods of computation as in the financial statements for the year ended December 31, 2007 except as discussed in Note 2.

2. Significant Accounting Policies

2.1 New Released and Revised Accounting Standards

During 2007, the Federation of Accounting Profession issued the new and revised Thai Accounting Standards to replace the current ones which were amended. These standards have been published in the Royal Gazette and have become effective for the accounting period starting on or after January 1, 2008, in which the adoption of such standards has no significant impact to the Group's financial statements. The details of the above mentioned standards are as follows:

Thai Accounting Standard No. 25 (Revised in 2007)	"Cash Flow Statements"
Thai Accounting Standard No. 29 (Revised in 2007)	"Leases"
Thai Accounting Standard No. 31 (Revised in 2007)	"Inventories"
Thai Accounting Standard No. 33 (Revised in 2007)	"Borrowing Costs"
Thai Accounting Standard No. 35 (Revised in 2007)	"Presentation of Financial Statements "
Thai Accounting Standard No. 39 (Revised in 2007)	"Accounting Policies, the Changes in Accounting Estimates and Errors"
Thai Accounting Standard No. 41 (Revised in 2007)	"Interim Financial Reporting"
Thai Accounting Standard No. 43 (Revised in 2007)	"Business Combinations"
Thai Accounting Standard No. 49 (Revised in 2007)	"Construction Contracts"
Thai Accounting Standard No. 51	"Intangible Assets"

2.2 The Initial Adoption of International Accounting Standard (IAS) No.19 Employee Benefits

As from January 1, 2008, the Group has adopted an International Accounting Standard No.19, Employee Benefits, for the purpose of accounting for its retirement benefit obligation. Such obligation is presented in the balance sheets under provision for employee benefits as discussed in Note 15. In addition, the transitional liabilities will be amortized as expenses in the statement of income on a straight-line basis over 5 years.

The Group's obligation in respect of the retirement benefit plans is calculated by estimating the amount of future benefits that employees will have earned in return for their services to the Company and subsidiaries in the current and in the future periods. Such benefits are discounted to the present value using the rate of government bond yields. The calculation is performed by an independent actuary using the Projected Unit Credit Method.

When the benefits under the plans are changed, the portion of the increased benefits relating to the past services of employees is recognized in the statement of income on a straight-line basis over the average remaining period until the benefits become vested. To the extent that the benefits vest, the expense is recognized immediately in the statement of income.

Salaries, wages, bonuses and contributions to the social security and provident funds are recognized as expenses when incurred.

3. Cash and Cash Equivalents

Cash and cash equivalents comprised:

	Consolidated		The Company	
	Jun. 30, 2008	Dec. 31, 2007	Jun. 30, 2008	Dec. 31, 2007
Cash on hand and at banks	12,902.34	5,469.22	6,471.48	1,459.23
Cash equivalents				
- Fixed deposits	317.03	1,932.44	9.65	961.01
- Treasury bills and promissory notes	15,348.22	16,611.08	7,980.29	11,084.66
Total	28,567.59	24,012.74	14,461.42	13,504.90

The interest rate of saving deposits held at call with banks is 0.74-2.48% per annum (2007: 0.75-4.13% per annum).

The interest rate of fixed deposits with banks is 2.32-3.42% per annum (2007: 3.12-4.73% per annum).

The interest rate of treasury bills and promissory notes is 3.12% per annum (2007: 3.06-4.48% per annum).

4. Receivable – Parent Company

Receivable - parent company comprised:

	Consolidated		The Company	
	Jun. 30, 2008	Dec. 31, 2007	Jun. 30, 2008	Dec. 31, 2007
Sales of petroleum products	13,104.06	9,676.65	8,791.87	6,102.33
Gas pipeline construction service	425.18	803.65	425.18	803.65
Total	13,529.24	10,480.30	9,217.05	6,905.98

5. Trade Receivables

Trade receivables comprised:

	Consolidated		The Company	
	Jun. 30, 2008	Dec. 31, 2007	Jun. 30, 2008	Dec. 31, 2007
Myanmar Oil and Gas Enterprise	500.42	700.76	-	-
Electricity Generating Authority of Thailand	79.65	104.16	19.91	26.04
Chevron U.S.A. INC.	931.79	980.31	-	-
Chevron Product Company	414.35	-	-	-
Caltex Australia Petroleum PTY. Limited	158.50	313.58	-	-
Others	70.15	107.91	0.21	0.22
Total	2,154.86	2,206.72	20.12	26.26

6. Related Party Transactions

Significant transactions with related parties are summarized as follows:

6.1 Revenues and Expenses with Related Parties

Significant transactions with related parties for the periods of six months ended June 30, 2008 and 2007 are as follows:

	Consolidated		The Company	
	2008	2007	2008	2007
Parent company - PTT Public Company Limited (PTT)				
Sales revenue (world market reference price)	55,021.55	35,456.70	36,544.65	22,544.91
Rental revenue (market price)	9.33	9.20	9.33	9.20
Amortization of up-front payment under				
Bongkot Gas Sale Agreement	-	89.03	-	89.03
Income from gas pipeline construction services	889.88	-	889.88	-
Derivative loss on hedging	99.00	-	-	-
Amortization of remuneration under agreement	15.83	-	15.83	-
Subsidiaries, associate and jointly controlled entity				
Interest income	-	-	377.35	338.87
Management fees	-	-	5.45	5.78
Interest expenses	-	-	-	62.06

6.2 Long-Term Loans to Related Parties

Long-term loans to related parties comprised:

Loans to	Consolidated		The Company	
	Jun. 30, 2008	Dec. 31, 2007	Jun. 30, 2008	Dec. 31, 2007
Subsidiaries				
PTTEPI	-	-	4,808.25	4,336.60
PTTEPO	-	-	15,156.25	10,178.16
PTTEP Services	-	-	7.00	-
Associate				
EnCo	1,060.00	600.00	1,060.00	600.00
Total	1,060.00	600.00	21,031.50	15,114.76

The Company has loans to subsidiary companies with interest rate 3.81-5.13% per annum (2007: interest rate 3.91-4.88% per annum). The subsidiary companies shall occasionally repay the loans. In addition, the Company has loans to an associated company with interest rate 6.87-7.69% per annum (2007: interest rate 6.87-7.69% per annum). The associated company shall repay the loan principal by 2020.

7. Investments in Subsidiaries, Associates and Jointly Controlled Entities

7.1 Subsidiary Companies, Associated Companies, and Jointly Controlled Entities

Company	Type of business	Paid-in capital		Shareholding by	Percent of interest		Investment				Dividend for the periods of six months ended	
							Cost method		Equity method			
		Jun. 30, 2008	Dec. 31, 2007		Jun. 30, 2008	Dec. 31, 2007	Jun. 30, 2008	Dec. 31, 2007	Jun. 30, 2008	Dec. 31, 2007	Jun. 30, 2008	Jun. 30, 2007
Subsidiary Companies												
PTTEP International Limited (PTTEPI)	Petroleum	20,000.00	20,000.0	PTTEP	100%	100%	20,000.00	20,000.00	35,956.18	33,486.76	-	-
PTTEP Offshore Investment Company Limited (PTTEPO)	Petroleum	0.17	0.17	PTTEP	75%	75%	0.13	0.13	17,145.02	14,076.56	-	-
				PTTEPI	25%	25%	0.04	0.04	5,717.67	4,709.32	-	-
PTTEP Southwest Vietnam Company Limited (PTTEP SV)	Petroleum	2.03	2.03	PTTEPO	100%	100%	2.03	2.03	(202.03)	(183.45)	-	-
PTTEP Kim Long Vietnam Company Limited (PTTEP KV)	Petroleum	2.03	2.03	PTTEPO	100%	100%	2.03	2.03	(377.05)	(306.35)	-	-
PTTEP Hoang-Long Company Limited (PTTEP HL)	Petroleum	2.12	2.12	PTTEPO	100%	100%	2.12	2.12	(3,471.71)	(3,273.15)	-	-
PTTEP Hoan-Vu Company Limited (PTTEP HV)	Petroleum	2.16	2.16	PTTEPO	100%	100%	2.16	2.16	(2,056.76)	(1,882.17)	-	-
PTTEP Oman Company Limited (PTTEP OM)	Petroleum	2.16	2.16	PTTEPO	100%	100%	2.16	2.16	873.66	(206.20)	-	-
PTTEP Algeria Company Limited (PTTEP AG)	Petroleum	2.10	2.10	PTTEPO	100%	100%	2.10	2.10	(1,925.16)	(1,218.62)	-	-
PTTEP (THAILAND) LIMITED (PTTEPT)	Petroleum	100.00	100.00	PTTEPI	51%	51%	51.00	51.00	(11.03)	(10.39)	-	-
				PTTEP OM	49%	49%	49.00	49.00	(10.60)	(9.99)	-	-
PTTEP Services Limited (PTTEP Services)	Services	1.00	1.00	PTTEP	25%	25%	0.25	0.25	27.96	25.35	-	-
				PTTEPT	75%	75%	0.75	0.75	83.88	76.06	-	-
PTTEP Siam Limited (PTTEPS)	Petroleum	100.00	100.00	PTTEP	49%	49%	3,719.02	3,719.02	7,752.98	5,806.20	-	-
				PTTEPO	51%	51%	3,864.89	3,864.89	8,066.43	6,039.95	-	-
PTTEP Iran Company Limited (PTTEP IR)	Petroleum	1.91	1.91	PTTEP OM	100%	100%	1.91	1.91	(382.83)	(338.77)	-	-
Diamond Petroleum Company Limited (DPC)	Petroleum	2.05	2.05	PTTEPO	100%	100%	2.05	2.05	1.18	1.29	-	-
PTTEP Merangin Company Limited (PTTEPM)	Petroleum	2.05	2.05	PTTEPO	100%	100%	2.05	2.05	(189.98)	(170.09)	-	-
PTTEP Bahrain Company Limited (PTTEP BH)	Petroleum	1.90	1.90	PTTEP OM	100%	100%	1.90	1.90	0.99	1.41	-	-
PTTEP Holding Company Limited (PTTEPH)	Petroleum	1.88	1.88	PTTEPO	100%	100%	1.88	1.88	(256.04)	(142.48)	-	-
PTTEP Indonesia Company Limited (PTTEP ID)	Petroleum	1.88	1.88	PTTEPH	100%	100%	1.88	1.88	(159.09)	(140.94)	-	-
PTTEP Bengara I Company Limited (PTTEPB)	Petroleum	1.88	1.88	PTTEP ID	100%	100%	1.88	1.88	(158.69)	(140.66)	-	-
PTTEP Thai Projects Limited (PTTEP TP)	Petroleum	1.00	1.00	PTTEPT	100%	100%	1.00	1.00	(2.54)	0.94	-	-
PTTEP Andaman Limited (PTTEP A)	Petroleum	0.25	0.25	PTTEPS	100%	100%	0.25	0.25	0.18	0.20	-	-
PTTEP Egypt Company Limited (PTTEP EG)	Petroleum	1.69	1.69	PTTEPH	100%	100%	1.69	1.69	0.99	1.36	-	-
PTTEP Rommana Company Limited (PTTEPR)	Petroleum	1.69	1.69	PTTEP EG	100%	100%	1.69	1.69	1.45	1.58	-	-
PTTEP Sidi Abd El Rahman Company Limited (PTTEP SAER)	Petroleum	1.69	1.69	PTTEP EG	100%	100%	1.69	1.69	1.45	1.58	-	-
PTTEP Australia Pty Limited (PTTEP AU)	Petroleum	1.53	1.53	PTTEPH	100%	100%	1.53	1.53	(93.62)	0.67	-	-
PTTEP Australia Offshore Pty Limited (PTTEP AO)	Petroleum	1.53	1.53	PTTEP AU	100%	100%	1.53	1.53	(92.48)	1.48	-	-
PTTEP Bangladesh Limited (PTTEP BD)	Petroleum	1.67	1.67	PTTEPH	100%	100%	1.67	1.67	1.13	1.64	-	-
PTTEP Myanmar Limited (PTTEP MYA)	Petroleum	1.59	-	PTTEPH	100%	100%	1.59	-	1.53	-	-	-

Company	Type of business	Paid-in capital		Shareholding	Percent of interest		Investment				Dividend for the periods of six months ended	
		Jun. 30, 2008	Dec. 31, 2007	by	Jun. 30, 2008	Dec. 31, 2007	Cost method		Equity method			
							Jun. 30, 2008	Dec. 31, 2007	Jun. 30, 2008	Dec. 31, 2007	Jun. 30, 2008	Jun. 30, 2007
<u>Associated Companies</u>												
Energy Complex Company Limited (EnCo)	Commerce	800.00	800.00	PTTEP	50%	50%	400.00	400.00	350.36	365.31	-	-
PTT ICT Solutions Company Limited (PTT ICT)	Services	150.00	150.00	PTTEP	20%	20%	30.00	30.00	33.36	31.43	-	-
<u>Jointly Controlled Entities</u>												
Carigali – PTTEPI Operating Company Sdn Bhd. (CPOC)	Petroleum , Malaysia	2.21	2.21	PTTEPI	50%	50%	1.11	1.11	1.03	1.02	-	-
Moattama Gas Transportation Company (MGTC)	Gas pipeline transportation, Union of Myanmar	0.76	0.76	PTTEPO	25.5%	25.5%	0.19	0.19	1,837.21	1,577.63	1,192.46	1,234.07
Taninthayi Pipeline Company LLC (TPC)	Gas pipeline transportation, Union of Myanmar	2.62	2.62	PTTEPO	19.3178%	19.3178%	445.33	445.33	1,570.67	1,595.60	754.43	754.37
Orange Energy Limited (Orange)	Petroleum , Thailand	100.00	100.00	PTTEPO	53.9496%	53.9496%	13,567.69	13,567.69	9,603.98	9,782.80	674.56	-
B8/32 Partners Limited (B8/32 Partners)	Petroleum , Thailand	110.00	110.00	PTTEPO	25.0009%	25.0009%	4,523.69	4,523.69	3,419.74	3,492.82	316.03	-

Relationship: The Company directly or indirectly holds the shares in subsidiaries, associates, and jointly controlled entities. Subsidiaries' management team is from the Company.

7.2 **Investments in Subsidiaries, Associates, and Jointly Controlled Entities**

Investments accounted for under equity method presented in the consolidated financial statements and under cost method for the Company financial statements comprised:

	Consolidated		The Company	
	Jun. 30, 2008	Dec. 31, 2007	Jun. 30, 2008	Dec. 31, 2007
PTTEP International Limited	-	-	20,000.00	20,000.00
PTTEP Offshore Investment Company Limited	-	-	0.13	0.13
PTTEP Services Limited	-	-	0.25	0.25
PTTEP Siam Limited	-	-	3,719.02	3,719.02
Energy Complex Company Limited	350.36	365.31	400.00	400.00
PTT ICT Solutions Company Limited	33.36	31.43	30.00	30.00
Total	383.72	396.74	24,149.40	24,149.40

Investments in jointly controlled entities are recorded in the Company financial statements under the cost method. The Company presents its share of assets, liabilities, incomes and expenses of jointly controlled entities, together with similar items, under similar headings in the proportionate consolidated financial statements.

The transactions of jointly controlled entities are included in the Company financial statements as follows:

	CPOC		MGTC		TPC		Orange		B8/32 Partners	
	Jun. 30, 2008	Dec. 31, 2007	Jun. 30, 2008	Dec. 31, 2007	Jun. 30, 2008	Dec. 31, 2007	Jun. 30, 2008	Dec. 31, 2007	Jun. 30, 2008	Dec. 31, 2007
Balance Sheets :										
Current assets	721.93	558.53	861.22	691.08	508.75	452.04	3,922.11	3,157.64	1,382.24	981.50
Non-current assets	-	-	3,071.52	3,171.35	1,706.42	1,757.00	6,144.59	7,005.87	2,451.13	2,852.40
Current liabilities	(720.90)	(557.51)	(27.16)	(56.05)	(49.86)	(30.98)	(2,981.59)	(3,221.42)	(991.55)	(985.76)
Non-current liabilities	-	-	(1,821.72)	(1,961.45)	(604.53)	(592.23)	(1,819.01)	(2,172.84)	(732.85)	(889.51)
Net assets	1.03	1.02	2,083.86	1,844.93	1,560.78	1,585.83	5,266.10	4,769.25	2,108.97	1,958.63

	CPOC		MGTC		TPC		Orange		B8/32 Partners	
	For the periods of six months ended									
	Jun. 30, 2008	Jun. 30, 2007	Jun. 30, 2008	Jun. 30, 2007	Jun. 30, 2008	Jun. 30, 2007	Jun. 30, 2008	Jun. 30, 2007	Jun. 30, 2008	Jun. 30, 2007
Statement of income :										
Revenues	-	-	2,171.62	1,989.44	1,277.73	1,254.21	5,986.05	4,590.17	2,207.34	1,644.66
Expenses	-	-	(141.36)	(117.64)	(112.63)	(90.91)	(3,641.23)	(2,810.92)	(1,274.35)	(973.06)
Income before income taxes	-	-	2,030.26	1,871.80	1,165.10	1,163.30	2,344.82	1,779.25	932.99	671.60
Income taxes	-	-	(555.52)	(522.57)	(351.73)	(337.64)	(1,173.42)	(860.64)	(466.62)	(312.90)
Net income	-	-	1,474.74	1,349.23	813.37	825.66	1,171.40	918.61	466.37	358.70

8. Property, Plant and Equipment - Net

	Consolidated						
	Oil and Gas Properties				Pipeline	Others	Total
	Proved Properties and Related Producing Properties	Unproved Properties	Support Equipments and Facilities	Decommissioning Costs			
Historical cost							
Balance as at December 31, 2007	200,346.09	15,982.39	3,053.73	12,760.07	6,837.63	2,567.74	241,547.65
Increase	15,775.20	3,836.69	122.11	0.28	2.57	50.62	19,787.47
Decrease	(655.74)	(17.22)	(20.89)	-	-	(24.02)	(717.87)
Currency translation differences	-	-	-	-	(47.29)	-	(47.29)
Balance as at June 30, 2008	215,465.55	19,801.86	3,154.95	12,760.35	6,792.91	2,594.34	260,569.96
Accumulated depreciation							
Balance as at December 31, 2007	(88,111.82)	-	(1,987.24)	(4,759.99)	(2,137.91)	(1,156.27)	(98,153.23)
Depreciation for the period	(9,748.44)	-	(93.40)	(581.58)	(114.98)	(132.10)	(10,670.50)
Decrease	0.37	-	19.85	(0.01)	-	22.15	42.36
Currency translation differences	-	-	-	-	10.88	-	10.88
Balance as at June 30, 2008	(97,859.89)	-	(2,060.79)	(5,341.58)	(2,242.01)	(1,266.22)	(108,770.49)
Provision for impairment loss							
Balance as at December 31, 2007	(389.54)	-	-	-	-	-	(389.54)
Increase	(73.74)	-	-	-	-	-	(73.74)
Balance as at June 30, 2008	(463.28)	-	-	-	-	-	(463.28)
Net book value as at December 31, 2007	111,844.73	15,982.39	1,066.49	8,000.08	4,699.72	1,411.47	143,004.88
Net book value as at June 30, 2008	117,142.38	19,801.86	1,094.16	7,418.77	4,550.90	1,328.12	151,336.19

Depreciation included in statement of income for the period of six months ended June 30, 2007 Baht 7,501.76 Million

Depreciation included in statement of income for the period of six months ended June 30, 2008 Baht 10,670.50 Million

	The Company					
	Oil and Gas Properties				Others	Total
	Proved Properties and Related Producing Properties	Unproved Properties	Support Equipments and Facilities	Decommissioning Costs		
Historical cost						
Balance as at December 31, 2007	105,427.95	1,338.25	1,379.51	8,051.03	1,696.72	117,893.46
Increase	7,075.98	1,579.97	67.72	0.28	47.80	8,771.75
Decrease	(0.45)	-	(4.96)	-	(24.02)	(29.43)
Balance as at June 30, 2008	112,503.48	2,918.22	1,442.27	8,051.31	1,720.50	126,635.78
Accumulated depreciation						
Balance as at December 31, 2007	(42,465.55)	-	(971.13)	(2,463.68)	(1,029.84)	(46,930.20)
Depreciation for the period	(5,129.59)	-	(25.19)	(344.56)	(111.54)	(5,610.88)
Decrease	0.10	-	4.96	-	21.60	26.66
Balance as at June 30, 2008	(47,595.04)	-	(991.36)	(2,808.24)	(1,119.78)	(52,514.42)
Net book value as at December 31, 2007	62,962.40	1,338.25	408.38	5,587.35	666.88	70,963.26
Net book value as at June 30, 2008	64,908.44	2,918.22	450.91	5,243.07	600.72	74,121.36

Depreciation included in statement of income for the period of six months ended June 30, 2007	Baht 3,152.57	Million
Depreciation included in statement of income for the period of six months ended June 30, 2008	Baht 5,610.88	Million

9. Carried Cost under Petroleum Sharing Contract

As at June 30, 2008, the Group has carried costs presented under oil and gas properties and other non-current assets in the balance sheets and under exploration expense in the statement of income for the projects listed as follows:

Projects	Carried Costs	
	Oil and Gas Properties and Other Non-Current Assets	Exploration Expense (Cumulative since 2002 – June 30, 2008)
Vietnam 52/97	33.83	-
Vietnam B & 48/95	35.41	-
Vietnam 16-1	676.62	1,255.51
Vietnam 9-2	1,293.03	811.23
Algeria 433a & 416b	326.51	423.39

10. Income Taxes and Deferred Income Taxes

10.1 Income Taxes

Income taxes for the periods of three months ended June 30, 2008 and 2007 are as follows:

	Consolidated		The Company	
	2008	2007	2008	2007
Petroleum income tax				
Current tax expenses	8,390.11	4,847.61	5,178.53	3,235.94
Deferred tax expenses	42.27	(211.83)	288.44	(44.37)
Total	8,432.38	4,635.78	5,466.97	3,191.57
Income tax under Revenue Code				
Current tax expenses	165.19	350.51	104.50	224.79
Deferred tax expenses	(11.91)	(114.79)	(0.33)	(113.75)
Total	153.28	235.72	104.17	111.04
Income tax in foreign countries				
Current tax expenses	750.87	644.41	-	-
Deferred tax expenses	(10.44)	4.23	-	-
Total	740.43	648.64	-	-
Total income taxes	9,326.09	5,520.14	5,571.14	3,302.61

Income taxes for the periods of six months ended June 30, 2008 and 2007 are as follows:

	Consolidated		The Company	
	2008	2007	2008	2007
Petroleum income tax				
Current tax expenses	14,009.29	8,834.58	8,610.76	6,000.93
Deferred tax expenses	300.15	290.99	696.47	237.44
Total	14,309.44	9,125.57	9,307.23	6,238.37
Income tax under Revenue Code				
Current tax expenses	281.00	777.47	171.75	279.94
Deferred tax expenses	(6.69)	(253.73)	(0.66)	(93.76)
Total	274.31	523.74	171.09	186.18
Income tax in foreign countries				
Current tax expenses	1,434.22	1,282.47	-	-
Deferred tax expenses	(5.16)	8.55	-	-
Total	1,429.06	1,291.02	-	-
Total income taxes	16,012.81	10,940.33	9,478.32	6,424.55

Income tax rates for the Group are as follows:

	Tax Rates
Petroleum income tax on petroleum business in Thailand	
pursuant to Petroleum Income Tax Act B.E. 2514 and 2532	50%
Income tax under Revenue Code	
Income tax for the Company	30%
Income tax for subsidiaries and jointly controlled entities	15 - 30%
Corporate Income tax in the Union of Myanmar	30%

10.2 Deferred Income Taxes

Deferred income taxes are as follows:

	Consolidated		The Company	
	June 30, 2008	Dec. 31, 2007	June 30, 2008	Dec. 31, 2007
Deferred income tax assets				
Income tax under Revenue Code	3.50	-	-	-
Total	3.50	-	-	-
Deferred income tax liabilities				
Petroleum income tax	13,372.66	13,072.67	11,112.04	10,415.56
Income tax under Revenue Code	(11.99)	(8.80)	4.24	4.90
Corporate income tax in foreign countries	1,430.43	1,445.74	-	-
Total	14,791.10	14,509.61	11,116.28	10,420.46
	14,787.60	14,509.61	11,116.28	10,420.46

Deferred income taxes presented by categories are as follows:

	Consolidated		The Company	
	Jun. 30, 2008	Dec. 31, 2007	Jun. 30, 2008	Dec. 31, 2007
Amortization of decommissioning costs and unrealized gain from decommissioning costs	1,730.56	1,488.18	807.11	657.88
Provision for obsolete stock	24.58	24.58	-	-
Provision for employee benefits	283.28	189.68	275.83	186.17
Provision for impairment loss	231.64	194.77	-	-
Depreciation expenses	(17,071.62)	(16,401.92)	(12,194.98)	(11,259.61)
Loss carried forward	18.20	-	-	-
Bonds and expenses relating to the bond issuance	(4.24)	(4.90)	(4.24)	(4.90)
Total	(14,787.60)	(14,509.61)	(11,116.28)	(10,420.46)

11. Prepaid Expenses

As at June 30, 2008, PTTEPI made the prepayments to the Government of the Union of Myanmar for the petroleum royalty of Yadana and Yetagun projects totaling of Baht 213.30 million. These prepayments will be amortized when the deferred income discussed in Note 14 is recognized.

12. Bills of Exchange

In the Second quarter of 2008, the Company launched the "Short-term Financing Program" which involves the Company's inaugural issuance of bills of exchange (B/Es). The B/Es are to be issued monthly on a revolving basis to institutional and high net-worth investors, with a total revolving credit of up to Baht 20,000 million. As at June 30, 2008 the issuance of B/Es is as follows:

Issue date	Value (million)	Period (day)	Discount interest rate (per annum)	Maturity date
April 28, 2008	2,000	91	3.080%	July 28, 2008
May 26, 2008	2,000	94	3.165%	August 28,2008
June 23,2008	1,000	94	3.395%	September 25, 2008
Total	**5,000**			

13. **Bonds**

Unsecured and unsubordinated bonds as at June 30, 2008 and December 31, 2007 comprised:

			Consolidated and the Company	
	Interest rates	Maturity dates	Jun. 30, 2008	Dec. 31, 2007
Maturity date within 3 years				
- Bonds Baht 3,500 million	4.88% per annum	February 12, 2010	3,500	3,500
- Bonds Baht 6,000 million *	6MFDR + 0.99%	June 15, 2010	6,000	6,000
Maturity date between 3-5 years				
- Bonds Baht 3,500 million	3.91% per annum	June 15, 2012	3,500	3,500
Maturity date over 5 years				
- Bonds Baht 2,500 million **	3.30% per annum	March 27, 2018	2,500	2,500
- Bonds Baht 3,000 million NC5 ***	5.13% per annum	June 15, 2022	3,000	3,000
		Total	18,500	18,500

* On September 4, 2007, the Company entered into Interest Rate Swap Contract (IRS) for bonds amounting to Baht 6,000 million with a financial institution to change the interest rate from fixed rate at 3.60% to the floating rate at 6-month Fixed Deposit Rate plus 0.99% (6MFDR + 0.99%).

** On September 27, 2005, the Company had a Cross Currency Swap transaction with a bank to swap Baht for USD 60.82 million. Under this agreement, interest was charged at the rate of 3.85% per annum. However, on May 2, 2007, the Company swapped the USD with the same bank for Baht 2,500 million. Under this agreement, interest is charged at the rate of 3.30% per annum until the expiry date.

*** NC5 (Non Call 5 years): the Company has the right to redeem such debentures in the 5th year or in 2012.

14. **Deferred Income**

Deferred income arises as a result of MGTC and TPC receiving advance payments from MOGE for pipeline transportation and PTTEPI receiving advance payments from PTT for natural gas that PTT was not yet able to take receipt of in 2000 - 2001 in accordance with the volumes stipulated in the gas sales contract of the Yadana and Yetagun projects. The deferred income will be recognized by PTTEPI, MGTC and TPC when PTT takes receipt of the gas in future years. Deferred income comprised:

	Jun. 30, 2008	Dec. 31, 2007
Deferred income for the year 2000	2,492.69	2,766.65
Deferred income for the year 2001	274.44	293.01
Total	2,767.13	3,059.66

15. **Employee Benefit Liabilities**

The reconciliation for the present value of the defined benefit plans is as follows:

	Consolidated	The Company
Present value of the defined benefit plans as at January 1, 2007	1,135.65	1,100.84
Current service cost	116.53	103.28
Interest cost	63.60	61.64
Present value of the defined benefit plans as at December 31, 2007	1,315.78	1,265.76
Current service cost	61.53	54.53
Interest cost	36.82	35.44
Present value of the defined benefit plan as at June 30, 2008	1,414.13	1,355.73

The reconciliation for the liabilities recognized in the balance sheets as at June 30, 2008 and December 31, 2007 is as follows:

	Consolidated		The Company	
	Jun. 30, 2008	Dec. 31, 2007	Jun. 30, 2008	Dec. 31, 2007
Present value of the defined benefit plans	1,414.13	1,315.78	1,355.73	1,265.76
Unrecognized transitional liabilities	(842.77)	(936.42)	(804.08)	(893.42)
Liabilities recorded in the balance sheets	571.36	379.36	551.65	372.34

Expenses recorded in the statement of income for the periods of six months ended June 30, 2008 and 2007 are as follows:

	Consolidated		The Company	
	2008	2007	2008	2007
Current service cost	61.53	-	54.53	-
Interest cost	36.82	-	35.44	-
Transitional liabilities recognized during the period	93.65	-	89.34	-
Expenses recorded in the statement of income	192.00	-	179.31	-

Major Actuarial Assumptions

The Group's financial assumptions

	% per annum
Discount rate	5.6
Inflation rate	3.0
Credit interest rate on provident funds	4.5

The Group's demographic assumptions

- Mortality assumption: Mortality rate is from Thailand Mortality Ordinary 1997 (TMO97) issued by the Office of Insurance Commission. The TMO97 contains the results of the most recent mortality investigation on policyholders of life insurance companies in Thailand. It is reasonable to assume that these rates would be reflective of the mortality experience of the working population in Thailand.

- Turnover rate assumption:

Age-related scale	% per annum
Prior to age 30	5.5
Age 30-39	2.5
Age 39 thereafter	1.0

The turnover rate above reflects the rate at which employees voluntarily resign from service. It does not include death, disability, and early retirement. The calculation for the employee benefits shall then be based on such assumption.

16. Share Capital

The Company's registered capital consists of 3,322 million ordinary shares at Baht 1 per share, or a total of Baht 3,322 million. On May 12, 2008, the Company registered the change in its issued and fully paid-up capital to be 3,298.66 million ordinary shares at Baht 1 per share, or a total of Baht 3,298.66 million. The details of the change in the issued and fully paid-up ordinary shares are as follows:

	Unit: Million Shares
Ordinary shares issued and fully paid-up	
Balance as at December 31, 2006	3,286.00
share capital issued and paid-up	0.51
Balance as at June 30, 2007	3,286.51
Balance as at December 31, 2007	3,297.42
share capital issued and paid-up	1.24
Balance as at June 30, 2008	3,298.66

The Company reserves ordinary shares for the exercise of warrants to purchase ordinary shares by employees (Employee Stock Ownership Plan or ESOP) for 5 years, total 62 million ordinary shares. As at June 30, 2008, the employees exercised the warrants to purchase 38.66 million shares. Therefore, there are 23.34 million reserved shares outstanding. The details are as follows:

Date of warrants issued	Exercised price (Baht per share)	Exercised right Warrant per ordinary share	The number of allotted shares (million shares)	The number of reserved shares (million shares)
August 1, 2002	22.2	1:5	9.78	0.22
August 1, 2003	23.4	1:5	9.68	0.32
August 1, 2004	36.6	1:5	10.03	3.97
August 1, 2005	55.6	1:5	6.47	7.53
August 1, 2006	91.2	1:5	2.70	11.30
	Total		38.66	23.34

17. Gain (Loss) on Foreign Exchange

Gain (loss) on foreign exchange for the periods of six months ended June 30, 2008 and 2007 comprised:

	Consolidated		The Company	
	2008	2007	2008	2007
Realized gain (loss) on foreign exchange	(14.64)	(98.14)	(64.14)	159.34
Unrealized gain on foreign exchange	182.05	775.39	159.19	376.51
Total	167.41	677.25	95.05	535.85

18. Other Revenues

Other revenues for the periods of six months ended June 30, 2008 and 2007 comprised:

	Consolidated		The Company	
	2008	2007	2008	2007
Income from gas pipeline construction service	889.88	-	889.88	-
Rental revenues	26.27	23.43	10.39	10.53
Others	62.42	52.78	26.48	15.46
Total	978.57	76.21	926.75	25.99

19. Petroleum Royalties and Remuneration

Petroleum royalties and remuneration for the periods of six months ended June 30, 2008 and 2007 comprised:

	Consolidated		The Company	
	2008	2007	2008	2007
Petroleum royalties	7,777.38	5,177.23	4,640.56	2,830.03
Special remuneration benefits	516.45	496.50	-	-
Total	8,293.83	5,673.73	4,640.56	2,830.03

20. Earnings per Share

Basic earnings per share for the periods of six months ended June 30, 2008 and 2007 are calculated as follows:

	Consolidated		The Company	
	2008	2007	2008	2007
Net income attributable to shareholders (Million Baht)	21,901.66	13,929.20	14,290.17	8,945.02
Weighted average number of outside ordinary shares in issue (Million Shares)	3,298.20	3,286.31	3,298.20	3,286.31
Basic earnings per share (Baht)	6.64	4.24	4.33	2.72

A diluted earnings per share calculation is carried out to determine the number of shares that could have been acquired at market price (determined as the average share price of the Company's shares during the period) based on the monetary value of the subscription rights attached to outstanding share options. This calculation serves to determine the "unpurchase" shares to be added to the ordinary shares outstanding for the purpose of computing the dilution, no adjustment is made to net income.

Diluted earnings per share for the periods of six months ended June 30, 2008 and 2007 are calculated as follows:

	Consolidated		The Company	
	2008	2007	2008	2007
Net income attributable to shareholders (Million Baht)	21,901.66	13,929.20	14,290.17	8,945.02
Net income used to determine diluted earnings per share (Million Baht)	21,901.66	13,929.20	14,290.17	8,945.02
Weighted average number of outside ordinary shares in issue (Million Shares)	3,298.20	3,286.31	3,298.20	3,286.31
Adjustments for share options (Million Shares)	11.15	9.88	11.15	9.88
Weighted average number of outside ordinary shares for diluted earnings per share (Million Shares)	3,309.35	3,296.19	3,309.35	3,296.19
Diluted earnings per share (Baht)	6.62	4.23	4.32	2.71

21. Segment Information

Primary reporting - business segments

	Consolidated financial statements for the period of six months ended June 30, 2008						
	Exploration and production			Pipeline	Others	Inter-	Group's
	Thailand	Other South East Asia	Middle East and Others	South East Asia		company elimination	total business
Revenues - Third parties	7,195.64	1,154.81	308.43	1,750.81	-	-	10,409.69
- Related parties	48,637.89	4,254.89	1,666.39	1,694.82	-	(1,694.82)	54,559.17
Other revenues - Third parties	-	-	-	-	106.67	(67.89)	38.78
- Related parties	29.17	-	-	-	889.88	-	919.05
Total Revenues	55,862.70	5,409.70	1,974.82	3,445.63	996.55	(1,762.71)	65,926.69
Operating expenses	3,368.71	2,002.79	259.64	116.58	829.81	(1,764.67)	4,812.86
Selling, general and administrative expenses	1,001.92	286.26	189.00	17.79	42.53	(15.10)	1,522.40
Exploration expenses							
- Amortization of dry hole and project	115.16	29.53	491.53	-	-	-	636.22
- Geological and geophysical	249.87	358.22	465.34	-	-	-	1,073.43
Depreciation, depletion and amortization	9,568.41	301.93	341.24	121.04	19.11	-	10,351.73
Royalties and remuneration	7,584.99	708.84	-	-	-	-	8,293.83
Derivative loss on hedging	699.09	-	-	-	-	-	699.09
Foreign exchange (gain) loss	(32.16)	(58.15)	6.71	-	(4.30)	-	(87.90)
Share of loss from associates	-	-	-	-	13.02	-	13.02
Total Expenses	22,555.99	3,629.42	1,753.46	255.41	900.17	(1,779.77)	27,314.68
Segment result	33,306.71	1,780.28	221.36	3,190.22	96.38	17.06	38,612.01
Depreciation - general							(216.70)
Selling, general and administrative expenses - general							(584.35)
Operating profit							37,810.96
Other income, net							20.74
Finance costs - Interest income							394.97
- Interest expenses							(384.94)
Foreign exchange gain							79.51
Director's remuneration							(6.77)
Income before tax							37,914.47
Tax - Projects	(14,842.54)	(589.23)	8.98	(907.24)	(32.61)		(16,362.64)
- Group							349.83
Net Income	18,464.17	1,191.05	230.34	2,282.98	63.77		**21,901.66**
Assets							
Segment assets	130,899.40	28,299.87	8,694.73	5,446.81	1,793.12		175,133.93
Investments under equity method	-	-	-	-	383.72		383.72
Unallocated assets							32,107.05
Consolidated total assets							**207,624.70**
Liabilities							
Segment liabilities	54,828.77	4,275.80	624.57	1,731.49	136.49		61,597.12
Unallocated liabilities							22,905.51
Consolidated total liabilities							**84,502.63**

Capital Expenditures	**14,065.76**	**4,887.83**	**780.69**	**(44.72)**	**123.50**		**19,813.06**

Consolidated financial statements for the period of six months ended June 30, 2007

	Exploration and Production			Pipeline	Others	Inter-	Group's
	Thailand	Other South East Asia	Middle East and Others	South East Asia		company elimination	total business
Revenues - Third parties	5,269.68	555.37	121.03	1,632.32	-	-	7,578.40
- Related parties	30,475.28	4,479.08	502.34	1,608.66	-	(1,608.66)	35,456.70
Total Revenues	35,744.96	5,034.45	623.37	3,240.98	-	(1,608.66)	43,035.10
Operating expenses	2,746.13	1,910.20	105.91	71.40	-	(1,675.81)	3,157.83
Selling, general and administrative expenses	1,045.12	239.39	141.43	17.70	-	-	1,443.64
Exploration expenses							
- Amortization of dry hole and project	51.64	477.68	(17.40)	-	-	-	511.92
- Geological and geophysical	65.81	168.30	192.50	-	-	-	426.61
Depreciation, depletion and amortization	6,767.84	326.94	170.65	120.86	-	-	7,386.29
Royalties and remuneration	5,020.34	653.39	-	-	-	-	5,673.73
Foreign exchange (gain) loss	(448.37)	8.36	-	-	-	-	(440.01)
Share of loss from associates	-	-	-	-	15.57	-	15.57
Total Expenses	15,248.51	3,784.26	593.09	209.96	15.57	(1,675.81)	18,175.58
Segment result	20,496.45	1,250.19	30.28	3,031.02	(15.57)	67.15	24,859.52
Depreciation - general							(146.85)
Selling, general and administrative expenses - general							(195.46)
Operating profit							24,517.21
Other income, net							76.21
Finance costs - Interest income							442.60
- Interest expenses							(397.87)
Foreign exchange gain							237.23
Director's remuneration							(5.86)
Income before tax							24,869.52
Tax - Projects	(9,170.63)	(607.05)	-	(860.22)			(10,637.90)
- Group							(302.42)
Net Income	**11,325.82**	**643.14**	**30.28**	**2,170.80**			**13,929.20**
Assets							
Segment assets	103,890.63	21,274.14	7,545.54	5,554.98	725.99		138,991.2
Investments under equity method	-	-	-	-	403.13		403.13
Unallocated assets							34,210.04
Consolidated total assets							**173,604.45**
Liabilities							
Segment liabilities	43,096.82	5,400.23	854.80	1,831.67	11.81		51,195.33
Unallocated liabilities							25,192.25
Consolidated total liabilities							**76,387.58**

Capital Expenditures	11,277.08	4,344.27	800.36	(308.94)	55.22	16,167.99

The Group is organized into the following business segments:

- Exploration and production segment: The Group operates in oil and gas exploration and production activities in both domestic and overseas, either as an operator or as a joint venture partner with international oil and gas companies. Most of domestic projects are located in the Gulf of Thailand. Overseas projects are located in Southeast Asia, Middle East, North Africa, and Australia. As at balance sheet date, the Group had 14 projects under production phase and 24 projects in development and exploration phases.
- Overseas pipeline segment: The Group has investments with its joint venture partners to operate pipelines to transport natural gas from the exploration and production projects where the Group has working interest, i.e. Yadana and Yetagun projects.
- Other segments: Other operations of the Group mainly comprise investments in a project strategically connected to energy business, which does not constitute a separately reportable segment.

Secondary reporting – geographical segments

The Group's two main business segments are managed on a worldwide basis. They are operated in three main geographical areas:

	Consolidated financial statements for the period of six months ended June 30, 2008			
	Thailand	Other Southeast Asia	Middle East and others	Group
Revenues - Third parties	7,195.64	2,905.62	308.43	10,409.69
- Related party	48,637.89	4,254.89	1,666.39	54,559.17
Segment assets	132,692.52	33,746.68	8,694.73	175,133.93
Investments under equity method	383.72	-	-	383.72
Capital expenditures	14,189.26	4,843.11	780.69	19,813.06
Consolidated total assets	165,183.29	33,746.68	8,694.73	207,624.70

	Consolidated financial statements for the period of six months ended June 30, 2007			
	Thailand	Other Southeast Asia	Middle East and others	Group
Revenues - Third parties	5,269.68	2,187.69	121.03	7,578.40
- Related party	30,475.28	4,479.08	502.34	35,456.70
Segment assets	104,616.62	26,829.12	7,545.54	138,991.28

Investments under equity method	403.13	-	-	403.13
Capital expenditures	11,332.30	4,035.33	800.36	16,167.99
Consolidated total assets	139,229.79	26,829.12	7,545.54	173,604.45

22. Disclosure of Financial Instruments

Fair Value of Financial Instruments

Since the majority of the financial assets are short-term and that the loans carry interest at rates close to current market rates, the management believes that the fair value of the Company's financial assets does not materially differ from their carrying value.

The Company calculated fair value of long-term liabilities using the discounted cash flow based on discounted rate of borrowing with similar term while the cross currency interest and principal swaps have been based on quoted market rate. A comparison of the carrying value and fair value of these instruments is as follows:

	As at June 30, 2008	
	Carrying amount	Fair value
Baht 2,500 million of unsecured and unsubordinated bonds	2,500.00	2,458.21
Baht 3,500 million of unsecured and unsubordinated bonds	3,500.00	3,617.62
Baht 12,500 million of unsecured and unsubordinated bonds		
- Tranche 1, Baht 6,000 million	6,000.00	5,935.80
- Tranche 2, Baht 3,500 million	3,500.00	3,526.11
- Tranche 3, Baht 3,000 million	3,000.00	2,971.56
Interest rate swap for Baht 2,500 million bond	-	244.49
Interest rate swap for Baht 6,000 million bond	-	(165.71)

Derivative on Oil Price Hedging

PTTEPO entered into derivative on oil price hedging for the Group's petroleum products based on Dubai oil price. As at June 30, 2008, PTTEPO had the derivative on oil price hedging agreement for the period from July - December 2008 for 0.36 million barrels, and a valid oil price at USD 78 per barrel.

23. Dividend

On March 28, 2008, the annual general meeting of the shareholders approved payment of a dividend for the year 2007 of Baht 3.28 per share to the Company's shareholders. The Company made an interim dividend payment to the shareholders, for the first-half-year operations of 2007 at the rate of Baht 1.61 per share on August 27, 2007 and for the second-half-year operations of 2007 at the rate of Baht 1.67 per share on April 11, 2008.

24. Commitment and Contingent Liabilities

- Commitment for Arthit Gas Sale Agreement

Under Arthit Gas Sale Agreement, the buyer and seller have duty to deliver the gas at the contractual quantity on the contractual delivery date. If the seller fails to deliver on the contractual delivery date, the buyer is entitled to take a deficient quantity ("Shortfall") at a price equal to 75% of the current price applicable at the time the Shortfall occurred. The buyer, notified the seller about the daily contractual quantity in early December 2007. The Company, however, could start-up the first gas from Arthit Project in the first quarter 2008. The Company therefore has an obligation for the price discount on such shortfall amounting to approximately Baht 441 million.

- Commitment for the operating leases – the Group as a lessee

The future minimum lease payments for the uncancellable operating leases as at June 30, 2008 and December 31, 2007 are as follows:

	Consolidated		The Company	
Payable within	Jun. 30, 2008	Dec. 31, 2007	Jun. 30, 2008	Dec. 31, 2007
1 year	3,268.12	2,263.52	2,856.15	1,566.12
2 to 5 years	7,479.70	8,167.52	6,796.25	7,380.29
Thereafter	104.43	108.73	102.87	107.03
Total	10,852.25	10,539.77	9,755.27	9,053.44

- Commitment from loan agreements

As at June 30, 2008, the Company had loan agreement with Energy Complex Company Limited (EnCo), effective from February 15, 2008, with the loan limit of Baht 4,000 million. The agreement shall continue for 13 years. The total loans provided by the Company as at June 30, 2008 was Baht 1,060 million.

- Contingent liabilities per the letters of guarantee

As at June 30, 2008, the Company had contingent liabilities which are letters of guarantee amounting to Baht 763.65 million in the financial statements of the Company and Baht 1,354.08 million in the consolidated financial statements.

25. Significant Event during the period

On March 26, 2008, the Australian Government approved PTTEP AO to be the joint venture partner of the project Australia AC/P 36 with 20% participation interest.

On April 9, 2008, PTTEPI has swapped its 20% participation interest in the Production Sharing Contract (PSC) in blocks M3 and M4 with CNOOC Myanmar Limited's A4 and C1 at the same participation interest. After the swap, the participation interests become as follows:

Blocks	Operator	Current Participation Interest (%)	New Participation Interest (%)
PTTEP International Limited (PTTEPI)			
M3 & M4	PTTEP International Limited	100	80
PTTEP Myanmar Limited (PTTEP MYA)			
A4 & C1	CNOOC Myanmar Limited	-	20

The swap will be fully effective upon receiving approval from the Myanmar government.

26. Reclassification

The financial statements for the period 2007 were reclassified to conform to the financial statements for the period 2008 and to align with the revised Accounting Standard No. 25 "Cash Flow Statements" which was effective on or after January 1, 2008.

27. Events after the Balance Sheet Date

The Audit Committee authorized for issue of the financial statements on July 24, 2008.

(Reviewed Quarter-2 and Consolidated F/S (F45-3))

Report: Reviewed Quarterly Financial Statements

Name PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

Reviewed
(In thousands)
Ending 30 June

The Consolidated Financial Statement

	Quarter 2		For 6 Months	
Year	2008	2007	2008	2007
Net profit (loss)	12,996,948	7,157,844	21,901,660	13,929,200
EPS (baht)	3.94	2.18	6.64	4.24

The Company Financial Statement

	Quarter 2		For 6 Months	
Year	2008	2007	2008	2007
Net profit (loss)	8,641,270	4,431,612	14,290,166	8,945,023
EPS (baht)	2.62	1.35	4.33	2.72

Type of report:

Unqualified Opinion

Comment: Please see details in financial statements, auditor's report and remarks from SET SMART

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature ______________________

(Mr.Anon Sirisaengtaksin)

Position Chief Executive Officer

Authorized to sign on behalf of the company

2. Management Discussion and Analysis of Operating Results for the Second Quarter of 2008

2.1 PTTEP Performance

The Fiscal Policy Office (FPO), Ministry of Finance, forecasted that the Thai economy in 2008 was likely to grow at 5.6 percent per year, increasing from 4.8 percent growth in 2007, with key drivers from an increase in external demands, which ultimately would lead to continued strong exports. In addition, continued Thai economic growth has also resulted from this year's strong domestic demand, which is expected to recover from last year's weak demand, supported by increased farmer income following rising agricultural prices, increasing minimum wages, government measures to revitalize and stimulate the domestic economy, and accelerated government spending. However, private sector expenditures may not fully recover because of accelerating inflation, increasing interest rates, and lowered consumer and investor confidence.

Regarding business activities in the second quarter of 2008, PTTEP succeeded in implementing its business plan as detailed in the following.

Regarding its exploration activities, in the second quarter of 2008, PTTEP continued to maintain a good success rate in exploration activities, as PTTEP successfully discovered petroleum in 5 out of 6 exploration and appraisal wells, equal to 83% success rate. There were successful discoveries in many projects, including the exploration/appraisal program in Block M9 Myanmar, where PTTEP succeeded in finding petroleum in the Zawtika-8 appraisal well. Upon drilling, this well encountered 6 zones of natural gas bearing formations with a total thickness of 56 meters. The combined flow rate of the 3 zones was 51.6 million standard cubic feet per day (MMSCFD). In addition, in Arthit Project, the appraisal well Arthit 15-17 was drilled and encountered natural gas bearing formations with a total thickness of 27 meters. In addition, Pailin Project also succeeded in a petroleum discovery in the exploration well Ubon-3, where natural oil and gas bearing formations with a total thickness of 28 meters were found. However, in the second quarter of 2008, there was a write-off well in the Algeria 433a & 416b Project.

For the exploration well TGD-1X-ST1 in Vietnam 16-1 Project in which the drilling was completed in Mid July 2008, the well results confirmed a discovery of oil and gas with a non substantial flow rate. Additional study is needed prior to pursuing an appraisal program which will confirm the commerciality of a petroleum discovery in the said prospect.

Regarding petroleum production activities, in the second quarter of 2008, PTTEP has increased its production from the Arthit Project with satisfying results. The average export production in June 2008 was approximately 370 MMSCFD of gas and 19,300 BPD of condensate. This is considered a significant success for PTTEP in its efforts to supply energy for the increasing domestic demand.

Regarding petroleum sales, PTTEP's average sales volume for the first half of 2008 was 207,533 barrels of oil equivalent per day (BOED). The average sales volume of the second quarter of 232,634 BOED was higher than the average sales volume of the first quarter (182,431 BOED), this increase of 28% resulting from petroleum sales from the Arthit project and crude oil sales from the G4/43 project. However, the average sales volume of the first half of 2008 (207,533 BOED) was still lower than the 2008 sales target

 of 223,334 BOED...

of 223,334 BOED, which was initially set at the beginning of 2008. Nevertheless, PTTEP expects to increase its production in the latter half of 2008 to meet its sales target.

In addition, to secure Thailand's energy supply, PTTEP and Myanma Oil and Gas Enterprise (the Sellers) have signed a Heads of Agreement (HOA) with PTT Public Company Limited (the Buyer). Under the HOA, the average sales volume of gas from M9 will be 300 MMSCFD (240 MMSCFD exported to Thailand and 60 MMSCFD supplied to Myanmar). The gas price will be based on the existing price under the current Gas Sales Agreement between Myanmar and Thailand. The above conditions in the HOA are the essence of Gas Sales Agreement, which is expected to be concluded by the end of 2008.

To manage risks and create diversified investment opportunities, PTTEP has swapped its 20% participation interest in the production sharing contract (PSC) in blocks M3 and M4 with CNOOC Myanmar Limited's A4 and C1 blocks. This transaction resulted in a change of the participation interests for Blocks M3 and M4, with PTTEP as an operator holding a participation interest of 80% and CNOOC Myanmar Limited holding another 20%. For Blocks A4 and C1, CNOOC Myanmar Limited as an operator holds a 61.25% participation interest, PTTEP holds 20%, the other two partners, China Focus Development Limited (CFDL) and ChinaHuanqiu Contracting & Engineering Corporation (HQCEC), hold the remaining participation interests in these blocks. The swap will be fully effective upon receiving approval from the Myanmar government.

2.2 <u>Results of Operations</u>

On April 28, 2008, PTTEP launched its Short-term Financing Program ("PF") which involves the company's inaugural issuance of bills of exchange (B/Es) via Public Offering to institutional and high net-worth investors. B/Es are to be issued monthly on a revolving basis, whereby biddings will be conducted on the third Wednesday of every month to select the Arranger/Paying Agent bank offering the best rate.

The "PF" is an ongoing funding program which commenced in April 2008, and includes the following B/E issuances as of the Second quarter of 2008:

Issue Date	Face Value (Million Baht)	Tenor (Days)	Discounted Rate (Per annum)	Maturity Date
April 28, 2008	2,000	91	3.080%	July 28, 2008
May 26, 2008	2,000	94	3.165%	August 28, 2008
June 23, 2008	1,000	94	3.395%	September 25, 2008
Total	**5,000**			

At a meeting in 2005 the Board of Directors approved a resolution for the Company to issue bills of exchange (B/Es) with a total revolving credit of up to Baht 20,000 million.

On May 12, 2008 the Company registered the change in its registered paid-up capital from Baht 3,298.30 million to Baht 3,298.66 million, as a result of the exercised warrants from Management and Employees to purchase the Company's stock under the Employee Stock Option Program (ESOP). The total number of shares exercised for this period

was 354,000 shares at the par value of Baht 1 per share resulting in a total of 354,000 Baht. As of June 30, 2008 the outstanding number of warrants was 4.62 million units (1 unit of warrant = 5 units of common shares)

2.2.1. Results of Operations - Quarterly Comparison

Earnings summary (Unit : Millions Baht, excepting Baht per share amounts)	1st Quarter 2008	2nd Quarter 2008	2nd Quarter 2007
Income from continuing operations			
Exploration and production	7,964	11,921	6,171
Pipelines	1,160	1,123	1,085
Others	(219)	(47)	(98)
Total net income	**8,905**	**12,997**	**7,158**
Diluted earnings per share – from continuing operations	2.69	3.93	2.17
Total Revenues - from continuing operations	28,374	38,748	22,961

Second Quarter of 2008 compared with Second Quarter of 2007

For the results of operations in the second quarter of 2008, PTTEP and subsidiaries' net profit amounted to Baht 12,997 million or Baht 3.93 per share-diluted, an increase of Baht 5,839 million or 82% against the same period last year (Baht 7,158 million or Baht 2.17 per share-diluted). The returns on shareholders' equity for this quarter were 45%

For this quarter, the total revenue was Baht 38,748 million, an increase of Baht 15,787 million or 69% against the same period last year (Baht 22,961 million). The sales of petroleum increased Baht 15,259 million, resulting from (1) the higher average petroleum sales price this quarter, which rose to USD 54.23 per barrel of oil equivalent (BOE) resulting from the higher world market prices against the same period last year (USD 38.17 per BOE); however the average sales exchange rate for this quarter decreased to Baht 32.17 per USD from the same period of last year's Baht 34.82 per USD because of the strengthened Baht, and (2) the higher sales volume in this quarter rose to 232,634 barrels of oil equivalent per day (BOED) against the same period last year (179,180 BOED). This increased volume mainly came from (1) petroleum sales volume from the Arthit project and crude oil sales volume from the G4/43 project (which started major production this quarter), and (2) increased petroleum sales volume from Bongkot and Pailin projects, while (3) the natural gas sales of Yadana and Yetagun projects and crude oil sales of B8/32&9A project decreased.

In this quarter, PTTEP and subsidiaries had the other income from construction service of the Arthit gas export pipeline to customer amounting to Baht 706 million.

For this quarter, PTTEP and subsidiaries recognized a foreign exchange loss of Baht 612 million; meanwhile the same period last year, PTTEP and subsidiaries recognized a foreign exchange gain of Baht 221 million. These gain and loss on foreign exchange were because of the change in Baht against USD.

-4- / *Meanwhile, ...*

Meanwhile, PTTEP and subsidiaries incurred expenses amounting to Baht 16,223 million, an increase of Baht 6,160 million or 61% against Baht 10,063 million the same period last year. This increase was the result of the following:

(1) Rising operating expenses, mainly due to the construction costs of the Arthit gas export pipeline, operating expenses of the Arthit project (first production began in the first quarter of 2008) and maintenance costs of the Pailin and Bongkot projects.

(2) Increased exploration expenses, mainly due to Geology and Geophysics study costs from L21, 28 & 29/48 project and the projects in New Zealand, the write-off of a dry well under Algeria 433a&416b and the write-off of the B13/38 project in accordance with the limitation stipulated in the Petroleum Act.

(3) Higher depreciation and amortization expenses, mainly from the projects which started major production this quarter (Arthit and G4/43 projects), projects with higher production volume and additional oil and gas properties (Bongkot and Pailin projects), as well as increased depreciation of B8/32&9A as a result of its additional oil and gas properties.

(4) Increased selling, general administrative expenses, primarily from recognition of the provision for employee benefits and general administrative expenses from the Arthit project which increased its number of operation activities.

(5) Increased petroleum royalties and remuneration resulting from increased sales revenues.

(6) Derivatives losses on hedged transactions.

PTTEP and subsidiaries incurred higher income tax expenses of Baht 3,806 million based on the higher petroleum taxable profit.

<u>Second Quarter of 2008 compared with First Quarter of 2008</u>

For the results of operations in the second quarter of 2008, PTTEP and subsidiaries' net profit amounted to Baht 12,997 million or Baht 3.93 per share-diluted, an increase of Baht 4,092 million or 46% from the previous quarter's net profit of Baht 8,905 million, or Baht 2.69 per share-diluted.

For this quarter, the total revenue was Baht 38,748 million, an increase of Baht 10,374 million or 37% from the previous quarter (Baht 28,374 million). This increase was mainly due to higher sales of petroleum totaling Baht 10,644 million, based on (1) the higher average petroleum sales price this quarter, which rose to USD 54.23 per BOE compared with the previous quarter of USD 48.24 per BOE, and (2) the higher sales volume in this quarter to 232,634 BOED compared with the previous quarter of 182,431 BOED. The increased sales volume mainly came from (1) petroleum sales volume from the Arthit project and crude oil sales volume from G4/43 project (which started major production this quarter), and (2) increased petroleum sales volume from the Pailin project, while (3) the natural gas sales of Yadana and Yetagun projects and crude oil sales of B8/32&9A project decreased.

-5- / *In this quarter, ...*

In this quarter, other income increased Baht 525 million from construction service of the Arthit gas export pipeline to customers.

PTTEP and subsidiaries incurred expenses of Baht 16,223 million, an increase of Baht 3,623 million or 29% from the previous quarter (Baht 12,600 million). This increase was the effect of the following:

(1) Increased operating expenses from construction service of the Arthit gas export pipeline and operating expenses of the Arthit project (with first production in the latter part of the first quarter of 2008).

(2) Rising depreciation and amortization expenses, mainly from the projects which started major production this quarter (Arthit and G4/43 projects).

(3) Higher petroleum royalties and remuneration resulting from increased sales revenues.

(4) Lower exploration expenses, mainly due to decreased Geology and Geophysics (G&G) study costs. This quarter, the major G&G costs came from L21, 28 & 29/48 project and the projects in New Zealand while in the previous quarter, there were major G&G costs from the projects in Myanmar, Oman and Australia.

(5) Decreased derivatives losses on hedged transactions.

2.2.2. Results of Operations – The First Half Year Comparison

Earnings summary (Unit : Millions of Baht excepting Baht per share amounts)	1st Half Year 2008	 2007
Income from continuing operations		
Exploration and production	19,886	11,999
Pipelines	2,283	2,171
Others	(267)	(241)
Total net income	**21,902**	**13,929**
Diluted earnings per share – from continuing operations	6.62	4.23
Total Revenues - from continuing operations	66,510	44,231

The results of operations for the first half year of 2008, PTTEP and its subsidiaries' totaled a net profit of Baht 21,902 million or Baht 6.62 per share-diluted, an increase of Baht 7,973 million or 57% when compared with the first half of 2007's net profit of Baht 13,929 million or Baht 4.23 per share-diluted. Return on shareholder's equity for the first half year of 2008 was 40%.

For the first half of 2008, total revenues of PTTEP and its subsidiaries amounted to Baht 66,510 million, an increase of Baht 22,279 million or 50% when compared with the first half of 2007 (Baht 44,231). This increase was mainly due to higher sales of petroleum of Baht 21,815 million or 53%, resulting from (1) the higher average petroleum sales price for the first half of 2008, which rose to USD 51.60 per BOE compared with the first half of 2007 at USD 36.84 per BOE; however the average sales exchange rate for the first half of 2008 decreased to Baht 32.44 per USD from the first

-6- / *half of last...*

half of last year's Baht 35.44 per USD as a result of the strengthened Baht, and (2) the higher sales volume for the first half of 2008 to 207,533 BOED compared with the first half of 2007 of 175,197 BOED. This increased volume mainly came from (1) petroleum sales volume from the Arthit project and crude oil sales volume from the G4/43 project (which started major production this quarter), and (2) increased petroleum sales volume from Bongkot and Oman 44 projects, while (3) the natural gas sales of Yadana and Yetagun projects and crude oil sales of B8/32&9A project decreased.

PTTEP and subsidiaries collected higher revenue from pipeline transportation, which was proportionally recorded from Moattama Gas Transportation Company (MGTC) and Taninthayi Pipeline Company LLC (TPC) and had increased other income from construction service of the Arthit gas export pipeline to customers.

PTTEP and its subsidiaries incurred expenses for the first half of 2008 amounting to Baht 28,210 million, an increase of Baht 9,246 million or 49% when compared with Baht 18,964 million for the first half of 2007. This increase was the effect of the following:

(1) Increased operating expenses from construction service of the Arthit gas export pipeline and operating expenses of the Arthit project (with first production in the latter of the first quarter of 2008).

(2) Rising exploration expenses, mainly due to Geology and Geophysics study costs from the projects in Myanmar, New Zealand and Australia, L21, 28 & 29/48 project and the Oman 44 project. In addition, there was write-off of B13/38 in accordance with the limitation stipulated in the Petroleum Act.

(3) Higher depreciation and amortization expenses, mainly from the projects which started major production this quarter (Arthit and G4/43 projects), projects with higher production volume and additional oil and gas properties (Bongkot, Pailin and Oman 44 projects), as well as increased depreciation of B8/32&9A as a result of its additional oil and gas properties.

(4) Increased selling, general administrative expenses, mainly from recognition of provision for employee benefits and general administrative expenses from Arthit project, which increased its number of operation activities.

(5) Higher petroleum royalties and remuneration resulting from increased sales revenues.

2.3 Financial position

As of June 30, 2008, PTTEP and subsidiaries commanded total assets of Baht 207,625 million or Baht 17,586 million, which is 9% higher than the total at the end of 2007. This increase was mainly due to (1) higher cash and cash equivalents of Baht 4,555 million from operating activities and B/Es issuance (2) the increase of Baht 8,331 million in oil and gas properties for production, mainly from Arthit, MTJDA-B17, Myanmar M9&M11, Vietnam 9-2 and Vietnam 16-1 projects and (3) the increase of a long term loan to Energy Complex Co., Ltd. amounting to Baht 460 million.

Most current assets as of June 30, 2008 were cash and cash equivalents, parent company receivables, and accounts receivables. A large proportion of the non-current assets were (1) assets used in joint-venture exploration and production, presented under

-7- / *Property, Plant ...*

Property, Plant, and Equipment, and (2) investments in associated companies, namely Energy Complex Co., Ltd., and PTT ICT Solutions Co., Ltd. presented under Investments in Associates.

PTTEP and subsidiaries had total liabilities of Baht 84,503 million or Baht 1,251 million higher than the total at the end of 2007, mainly due to the B/Es issuance as mentioned earlier. However, income tax payable decreased Baht 2,064 million because of the income tax payment for the year 2007 in May 2008.

PTTEP issued warrants to directors, management and employees of 2 million units on August 1, 2002, 2 million units on August 1, 2003, 2.8 million units on August 1, 2004, 2.8 million units on August 1, 2005 and 2.8 million units on August 1, 2006, with the exercise prices of Baht 111 per share, Baht 117 per share, Baht 183 per share, Baht 278 per share and Baht 456 per share respectively. As of April 12, 2006 the company registered the change in its par value from Baht 5 each with 664.40 million ordinary shares to Baht 1 each with 3,322 million ordinary shares. The change of its par value affected the exercise ratio of the warrants, which changed from 1:1 to 1:5 including the exercise price from Baht 111, Baht 117, Baht 183, Baht 278 and Baht 456 to Baht 22.20, Baht 23.40, Baht 36.60, Baht 55.60 and Baht 91.20 respectively. As of June 30, 2008, the total number of shares exercised was 38.66 million shares and the outstanding number of warrants was 4.62 million units.

For the period of six months ended June 30, 2008, PTTEP and subsidiaries had a net cash flow from operations of Baht 25,645 million. The majority of this was cash received from operating activities.

PTTEP and subsidiaries commanded a net cash flow used in investment activities of Baht 20,253 million, mainly resulting from (1) the higher investment in oil and gas properties for production from Arthit, MTJDA-B17, Myanmar M9&M11, Vietnam 9-2 and Vietnam 16-1 projects (2) a long term loan to Energy Complex Co., Ltd. amounting to Baht 460 million.

PTTEP and subsidiaries had a net cash flow used in financing activities of Baht 837 million as follows: (1) dividend payment to shareholders for the second half of 2007, Baht 1.67 per share, amounting to Baht 5,508 million (2) interest paid of Baht 368 million (3) cash received from the B/Es issuance of Baht 4,960 million and (4) cash received from the issuance of ordinary shares for the exercise of warrants of Baht 79 million.

As of June 30, 2008, PTTEP and subsidiaries had cash and cash equivalents of Baht 28,568 million, an increase of Baht 4,555 million from the end of 2007.

2.4 Key factors impacting operations results

Based on external environment scan, there are 6 key trends in E&P industries which could impact PTTEP's operations. 1) An extended period of rising oil prices. 2) More intensive competition among oil & gas companies has increased, especially with regard to entering potential countries. As a result, most companies are competing on terms and benefits offered to prospect countries. 3) Unconventional E&P technology, resources, or environment (Mega Trends) driving new growth in E&P industries. 4) Widespread M&A activities despite higher cost and premium in the high oil price environment.

-8- / *5) The persisting ...*

5) The persisting shortage of skilled people for E&P industries. 6) The flattening and declining of production from the maturity fields in the Thai basin.

Taking into consideration all of the above E&P trends, PTTEP has accordingly reviewed its strategies as follows:

Regarding new investment, PTTEP has reviewed it growth strategy to be more specific by defining focused countries including aggressive country value proposition and entering strategies, while also leveraging PTT group synergy to increase investment opportunities. In addition, PTTEP has also carefully moved into selective mega trend efforts which indicate good potential for the future.

For existing asset management, PTTEP plans to increase or maintain its production plateaus for the longest possible periods, with objectives of optimizing project value and satisfying Thailand's energy demand. In addition, the Company has also studied to commercialize sub commercial reserves and has accelerated project development to monetize these reserves as planned. Moreover, PTTEP also continuously improves its overall efficiency via integrated and lean operating models which combine similar types of work in neighboring projects, in order to optimize synergy and resource allocation. In addition, PTTEP is also focusing on capital project management to enable the Company to complete capital projects as planned while optimizing their quality and capital costs.

Concerning the subject of capability development, PTTEP has reviewed its HR talent management to respond to the global shortage in E&P specialists. Essentially, this strategy involves the re-engineering of manpower planning and allocation to optimize resource utilization. It also includes aggressive recruitment and an accelerated development approach to attract high potential candidates to work with PTTEP.

AUDITOR'S REPORT AND FINANCIAL STATEMENTS

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

AND SUBSIDIARIES

FOR THE PERIODS OF THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2008

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

RECEIVED

2008 AUG 28 P 1: 3

PTTEP No. 20.910/ 113/2008

Finance Dept.

Tel.0-2537-4512, 0-2537-4611

July 31, 2008

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Payment of Interim Dividend for Year 2008

PTT Exploration and Production Public Company Limited, PTTEP, wishes to announce that the Board of Directors of the Company, at meeting No. 10/2551/282 on July 31, 2008, approved the payment of an Interim Dividend from consolidated performance of PTTEP and its Subsidiaries for the half year operations (January 1, 2008 to June 30, 2008) to the shareholders at the rate of Baht 2.86 per share, in which Baht 2.56 is paid from Net Profit under petroleum income tax and another Baht 0.30 from Net Profit under the Revenue Code. The date for closing of the Company's share register for the right to receive the dividend will be August 18, 2008 at 12.00 p.m. and the dividend will be paid on August 29, 2008.

The Interim Dividend of total Baht 2.86 per share comprises regular dividend of Baht 2.52 and special dividend of Baht 0.34. The special dividend is paid in addition to regular dividend only in the case of strong financial performance.

Yours sincerely,

Anon Sirisaengtaksin

Chief Executive Officer

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

RECEIVED

2008 AUG 28 P 1:23

PTTEP No. 150/296/2008

Finance Department
Tel. 0-2537-4512, 0-2537-4611

August 4, 2008

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Retirement of Director

PTT Exploration and Production Public Company Limited (PTTEP) wishes to announce that Mr. Tongchat Hongladaromp, Director and Chairman of the Risk Management Committee has ended his directorship as Director and Chairman of the Risk Management Committee since August 2, 2008 upon reaching the age of 70 years old as prescribed in the Good Corporate Governance Policy of PTTEP on components of the Board of Directors and Directorship Term.

PTTEP Nominating Committee will proceed with the selection of a new director and propose to the Board of Directors for appointment in due course.

Yours sincerely,

Theerasak Tancharoenlarp
Corporate Secretary

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

RECEIVED

PTTEP No.150/L.303 / 2008

Finance Department
Tel. 0-2537-4342

August 6, 2008

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Notification on the Result of the Exercising of Warrants issued in the year 2003

Attachment: Report on the Exercising of Warrants

Dear Sir,

Reference is made to the 2,000,000 units of warrants issued by PTT Exploration and Production Public Company Limited on August 1, 2003 which were allocated to PTTEP management, and employees. The warrants are exercisable on the last working day of every three months starting from the first exercise date specified on the warrants, at the exercise price of Baht 23.40 (the previous price before the adjustment of par value was Baht 117). The first exercise date was July 30, 2004.

Please be informed that on the seventeenth exercise date of July 31, 2008, a total of 11 people who are PTTEP management and employees exercised the warrants for total amount of 35,300 shares, resulting in the remaining outstanding warrants of 57,300 units, and the remaining shares reserved for the exercise of warrants of 286,500 shares, details as per attachment.

Yours sincerely,

(Theerasak Tancharoenlarp)
Corporate Secretary

Report on the exercising of warrants (Form 81-5)

1. Details of warrant offering and new shares reserved for warrant conversion

The issuing company

PTT Exploration and Production Public Company Limited

Type of security Warrants

Maturity 5 years

Type and value of collateral None

Number of warrants issued 2,000,000 units

Sale price per unit 0 Baht

Interest rate or rate of return None

Right for shareholding None

Number of new shares reserved for the exercise of warrants 10,000,000 shares

Exercise price 23.40 Baht/share (previously 117 Baht/share)

Exercise period

The Company's directors management and employees are able to convert 25% of the allocated warrants per year at the end of year 1, year 2, year 3 and year 4. The warrants that are valid for conversion are exercisable every 3 months, from the first exercise date that is specified in the warrants until the expiry of the warrants.

The first 25% of the allocated warrants are exercisable on July 31, 2004. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2008.

The second 25% of the allocated warrants are exercisable on July 31, 2005. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2008.

The third 25% of the allocated warrants are exercisable on July 31, 2006. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2008.

The fourth 25% of the allocated warrants are exercisable on July 31, 2007. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2008.

Date of submitting filing April 23, 2003

Effective date of filing July 2, 2003

Exercise date for this report July 31, 2008

Exercise price for this report 23.40 Baht/share (previously 117 Baht/share)

2. Exercise and Allotment

2.1 Exercise

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	11	7,060	35,300	0.353
PTT Employee*	-	-	-	-
Retirement Employee	-	-	-	-
Employee's heir	-	-	-	-
Sub-purchasing person	-	-	-	-
Total	11	7,060	35,300	0.353

*Employees on secondment from PTT Public Company Limited on the date of allocation

2.2 Allotment

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	11	7,060	35,300	0.353
PTT Employee*	-	-	-	-
Retirement Employee	-	-	-	-
Employee's heir	-	-	-	-
Sub-purchasing person	-	-	-	-
Total	11	7,060	35,300	0.353

*Employees on secondment from PTT Public Company Limited on the date of allocation

3. **Additional information**

3.1 Reasons for any discrepancy between the number of persons requesting the exercise of warrants and the number of persons receiving the allotment (if any)

None

3.2 Reasons for any discrepancy between the number of warrants submitted for the exercise and the number of warrants to be exercised (if any)

None

3.3 Reasons for any discrepancy between the number of reserved shares for the exercise of warrants and the number of allotted shares for the exercise of warrants (if any)

None

3.4 The accumulated units of converted warrants including this exercise

1,942,700 units

3.5 The accumulated number of allotted shares for the exercise of warrants including this exercise

9,713,500 shares

3.6 The remaining units of unconverted warrants

57,300 units

3.7. The remaining number of reserved shares for the exercise of warrants

286,500 shares

It is certified that the information in this report is true and accurate.

(Theerasak Tancharoenlarp)

Corporate Secretary

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

RECEIVED

PTTEP No.150/L.304 / 2008

Finance Department
Tel. 0-2537-4342

August 6 , 2008

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Notification on the Result of the Exercising of Warrants issued in the year 2004

Attachment: Report on the Exercising of Warrants

Dear Sir,

Reference is made to the 2,800,000 units of warrants issued by PTT Exploration and Production Public Company Limited on August 1, 2004 which were allocated to PTTEP management, and employees. The warrants are exercisable on the last working day of every three months starting from the first exercise date specified on the warrants, at the exercise price of Baht 36.60 (the previous price before the adjustment of par value was Baht 183). The first exercise date was July 29, 2005.

Please be informed that on the thirteenth exercise date of July 31, 2008, a total of 603 people who are PTTEP management and employees exercised the warrants for total amount of 2,999,400 shares, resulting in the remaining outstanding warrants of 193,900 units, and the remaining shares reserved for the exercise of warrants of 969,500 shares, details as per attachment.

Yours sincerely,

(Theerasak Tancharoenlarp)
Corporate Secretary

Report on the exercising of warrants (Form 81-5)

1. Details of warrant offering and new shares reserved for warrant conversion

The issuing company

PTT Exploration and Production Public Company Limited

Type of security Warrants

Maturity 5 years

Type and value of collateral None

Number of warrants issued 2,800,000 units

Sale price per unit 0 Baht

Interest rate or rate of return None

Right for shareholding None

Number of new shares reserved for the exercise of warrants 14,000,000 shares

Exercise price 36.60 Baht/share (previously 183 Baht/share)

Exercise period

The Company's directors management and employees are able to convert 25% of the allocated warrants per year at the end of year 1, year 2, year 3 and year 4. The warrants that are valid for conversion are exercisable every 3 months, from the first exercise date that is specified in the warrants until the expiry of the warrants.

The first 25% of the allocated warrants are exercisable on July 31, 2005. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2009.

The second 25% of the allocated warrants are exercisable on July 31, 2006. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2009.

The third 25% of the allocated warrants are exercisable on July 31, 2007. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2009.

The fourth 25% of the allocated warrants are exercisable on July 31, 2008. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2009.

Date of submitting filing May 31, 2004

Effective date of filing July 2, 2004

Exercise date for this report July 31, 2008

Exercise price for this report 36.60 Baht/share (previously 183 Baht/share)

2. Exercise and Allotment

2.1 Exercise

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	600	594,740	2,973,700	21.241
PTT Employee*	-	-	-	-
Retirement Employee	1	800	4,000	0.029
Employee's heir	2	4,340	21,700	0.155
Sub-purchasing person	-	-	-	-
Total	603	599,880	2,999,400	21.424

*Employees on secondment from PTT Public Company Limited on the date of allocation

2.2 Allotment

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	600	594,740	2,973,700	21.241
PTT Employee*	-	-	-	-
Retirement Employee	1	800	4,000	0.029
Employee's heir	2	4,340	21,700	0.155
Sub-purchasing person	-	-	-	-
Total	603	599,880	2,999,400	21.424

*Employees on secondment from PTT Public Company Limited on the date of allocation

3. **Additional information**

3.1 Reasons for any discrepancy between the number of persons requesting the exercise of warrants and the number of persons receiving the allotment (if any)

None

3.2 Reasons for any discrepancy between the number of warrants submitted for the exercise and the number of warrants to be exercised (if any)

None

3.3 Reasons for any discrepancy between the number of reserved shares for the exercise of warrants and the number of allotted shares for the exercise of warrants (if any)

None

3.4 The accumulated units of converted warrants including this exercise

2,606,100 units

3.5 The accumulated number of allotted shares for the exercise of warrants including this exercise

13,030,500 shares

3.6 The remaining units of unconverted warrants

193,900 units

3.7. The remaining number of reserved shares for the exercise of warrants

969,500 shares

It is certified that the information in this report is true and accurate.

(Theerasak Tancharoenlarp)

Corporate Secretary

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No.150/L305/2008

Finance Department
Tel. 0-2537-4342

August 6 , 2008

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Notification on the Result of the Exercising of Warrants issued in the year 2005

Attachment: Report on the Exercising of Warrants

Dear Sir,

Reference is made to the 2,800,000 units of warrants issued by PTT Exploration and Production Public Company Limited on August 1, 2005 which were allocated to PTTEP management, and employees. The warrants are exercisable on the last working day of every three months starting from the first exercise date specified on the warrants, at the exercise price of Baht 55.60 (the previous price before the adjustment of par value was Baht 278). The first exercise date was July 31, 2006.

Please be informed that on the ninth exercise date of July 31, 2008, a total of 742 people who are PTTEP management and employees exercised the warrants for total amount of 2,714,300 hares, resulting in the remaining outstanding warrants of 962,580 units, and the remaining shares reserved for the exercise of warrants of 4,812,900 shares, details as per attachment.

Yours sincerely,

(Theerasak Tancharoenlarp)
Corporate Secretary

Report on the exercising of warrants (Form 81-5)

1. Details of warrant offering and new shares reserved for warrant conversion

The issuing company

PTT Exploration and Production Public Company Limited

Type of security Warrants

Maturity 5 years

Type and value of collateral None

Number of warrants issued 2,800,000 units

Sale price per unit 0 Baht

Interest rate or rate of return None

Right for shareholding None

Number of new shares reserved for the exercise of warrants 14,000,000 shares

Exercise price 55.60 Baht/share (previously 278 Baht/share)

Exercise period

The Company's directors management and employees are able to convert 25% of the allocated warrants per year at the end of year 1, year 2, year 3 and year 4. The warrants that are valid for conversion are exercisable every 3 months, from the first exercise date that is specified in the warrants until the expiry of the warrants.

The first 25% of the allocated warrants are exercisable on July 31, 2006. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2010.

The second 25% of the allocated warrants are exercisable on July 31, 2007. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2010.

The third 25% of the allocated warrants are exercisable on July 31, 2008. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2010.

The fourth 25% of the allocated warrants are exercisable on July 31, 2009. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2010.

Date of submitting filing May 27, 2005

Effective date of filing July 28, 2005

Exercise date for this report July 31, 2008

Exercise price for this report 55.60 Baht/share (previously 278 Baht/share)

2. Exercise and Allotment

2.1 Exercise

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	740	541,320	2,706,600	19.333
PTT Employee*	-	-	-	-
Retirement Employee	1	600	3,000	0.021
Employee's heir	1	940	4,700	0.034
Sub-purchasing person	-	-	-	-
Total	742	542,860	2,714,300	19.388

*Employees on secondment from PTT Public Company Limited on the date of allocation

2.2 Allotment

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	740	541,320	2,706,600	19.333
PTT Employee*	-	-	-	-
Retirement Employee	1	600	3,000	0.021
Employee's heir	1	940	4,700	0.034
Sub-purchasing person	-	-	-	-
Total	742	542,860	2,714,300	19.388

*Employees on secondment from PTT Public Company Limited on the date of allocation

3. Additional information

3.1 Reasons for any discrepancy between the number of persons requesting the exercise of warrants and the number of persons receiving the allotment (if any)

None

3.2 Reasons for any discrepancy between the number of warrants submitted for the exercise and the number of warrants to be exercised (if any)

None

3.3 Reasons for any discrepancy between the number of reserved shares for the exercise of warrants and the number of allotted shares for the exercise of warrants (if any)

None

3.4 The accumulated units of converted warrants including this exercise

1,837,420 units

3.5 The accumulated number of allotted shares for the exercise of warrants including this exercise

9,187,100 shares

3.6 The remaining units of unconverted warrants

962,580 units

3.7. The remaining number of reserved shares for the exercise of warrants

4,812,900 shares

It is certified that the information in this report is true and accurate.

(Theerasak Tancharoenlarp)

Corporate Secretary

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

RECEIVED

PTTEP No.150/L.306 / 2008

Finance Department
Tel. 0-2537-4342

August 6., 2008

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Notification on the Result of the Exercising of Warrants issued in the year 2006

Attachment: Report on the Exercising of Warrants

Dear Sir,

Reference is made to the 2,800,000 units of warrants issued by PTT Exploration and Production Public Company Limited on August 1, 2006 which were allocated to PTTEP management, and employees. The warrants are exercisable on the last working day of every three months starting from the first exercise date specified on the warrants, at the exercise price of Baht 91.20 (the previous price before the adjustment of par value was Baht 456). The first exercise date was July 31, 2007. (In case the exercise date does not fall on a business day, the last preceding business day shall be the exercise date.)

Please be informed that on the fifth exercise date of July 31, 2008, a total of 682 people who are PTTEP management and employees exercised the warrants for total amount of 2,367,500 shares, resulting in the remaining outstanding warrants of 1,787,580 units, and the remaining shares reserved for the exercise of warrants of 8,937,900 shares, details as per attachment.

Yours sincerely,

(Theerasak Tancharoenlarp)
Corporate Secretary

Report on the exercising of warrants (Form 81-5)

1. Details of warrant offering and new shares reserved for warrant conversion

The issuing company

PTT Exploration and Production Public Company Limited

Type of security Warrants

Maturity 5 years

Type and value of collateral None

Number of warrants issued 2,800,000 units

Sale price per unit 0 Baht

Interest rate or rate of return None

Right for shareholding None

Number of new shares reserved for the exercise of warrants 14,000,000 shares

Exercise price 91.20 Baht/share (previously 456 Baht/share)

Exercise period

The Company's directors management and employees are able to convert 25% of the allocated warrants per year at the end of year 1, year 2, year 3 and year 4. The warrants that are valid for conversion are exercisable every 3 months, from the first exercise date that is specified in the warrants until the expiry of the warrants.

The first 25% of the allocated warrants are exercisable on July 31, 2007. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2011.

The second 25% of the allocated warrants are exercisable on July 31, 2008. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2011.

The third 25% of the allocated warrants are exercisable on July 31, 2009. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2011.

The fourth 25% of the allocated warrants are exercisable on July 31, 20010. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2011.

Date of submitting filing June 2, 2006

Effective date of filing August 1, 2006

Exercise date for this report July 31, 2008

Exercise price for this report 91.20 Baht/share (previously 456 Baht/share)

2. Exercise and Allotment

2.1 Exercise

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	680	472,100	2,360,500	16.861
PTT Employee*	-	-	-	-
Retirement Employee	1	500	2,500	0.018
Employee's heir	1	900	4,500	0.032
Sub-purchasing person	-	-	-	-
Total	682	473,500	2,367,500	16.911

*Employees on secondment from PTT Public Company Limited on the date of allocation

2.2 Allotment

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	680	472,100	2,360,500	16.861
PTT Employee*	-	-	-	-
Retirement Employee	1	500	2,500	0.018
Employee's heir	1	900	4,500	0.032
Sub-purchasing person	-	-	-	-
Total	682	473,500	2,367,500	16.911

*Employees on secondment from PTT Public Company Limited on the date of allocation

3. Additional information

3.1 Reasons for any discrepancy between the number of persons requesting the exercise of warrants and the number of persons receiving the allotment (if any)

None

3.2 Reasons for any discrepancy between the number of warrants submitted for the exercise and the number of warrants to be exercised (if any)

None

3.3 Reasons for any discrepancy between the number of reserved shares for the exercise of warrants and the number of allotted shares for the exercise of warrants (if any)

None

3.4 The accumulated units of converted warrants including this exercise

1,012,420 units

3.5 The accumulated number of allotted shares for the exercise of warrants including this exercise

5,062,100 shares

3.6 The remaining units of unconverted warrants

1,787,580 units

3.7. The remaining number of reserved shares for the exercise of warrants

8,937,900 shares

It is certified that the information in this report is true and accurate.

(Theerasak Tancharoenlarp)

Corporate Secretary

END